UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on March 19, 2025.

The Schedule 14D-9 relates to the cash and stock tender offer (the “Offer”) by HR Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Herc Holdings Inc., a Delaware corporation (“Herc”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), in exchange for, on a per-Share basis, (i) $78.75 and (ii) 0.1287 shares of Herc common stock, in each case, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Exchange, dated March 19, 2025. The Offer is disclosed in the Tender Offer Statement on Schedule TO, filed by Herc and Merger Sub with the SEC on March 19, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 that Herc filed on March 19, 2025, with the SEC, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 2 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in the sixth paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 15 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On October 9, 2024, Mr. Engquist met with Mr. Kneeland again and indicated that the Company would like to better understand the level of URI’s interest. Mr. Kneeland indicated that the URI Board viewed a price “in the $80.00s” per share as a reasonable valuation of the Company. A price of $80.00 per share represented a premium of 55.9% over the closing stock price of Company common stock on October 8, 2024. Following his meeting with Mr. Kneeland, Mr. Engquist informed the members of the finance committee of the Company Board (the “Finance Committee”) of Mr. Kneeland’s proposed price range. The Finance Committee is a standing committee of the Company Board that is responsible for working with the executive team to monitor the Company’s finances and provide financial oversight. The Finance Committee reviews and makes recommendations to the Company Board for approval regarding ~~and has recommendation authority over~~ certain matters that would be material to the Company on the whole and not associated with the day to day operations of the Company’s business, but does not have authority to reject or approve any strategic alternatives. For more information on the Finance Committee, see the Definitive Proxy Statements on Form DEF 14A filed from time to time with the SEC by the Company. The members of the Finance Committee indicated this was not an attractive price based on their current understanding of the Company’s forecast and alternatives, and Mr. Engquist then communicated the Finance Committee’s view to Mr. Kneeland. Mr. Kneeland responded that the URI Board might consider a higher price upon further evaluation and proposed a meeting including the chief executive officers of URI and the Company. Mr. Engquist agreed that a meeting including the chief executive officers would be helpful as the Company and URI evaluated whether to move forward with exploring a potential transaction.

The information set forth in the eleventh paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 16 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Later that day, URI signed a confidentiality agreement with the Company pursuant to which, among other terms, URI agreed to a ~~one-year~~ standstill. Pursuant to the terms of the confidentiality agreement, the standstill terminated when the Company entered into the Merger Agreement with Herc and Merger Sub on February 19, 2025. On January 13, 2025 ~~2024~~, in connection with the execution of the URI Merger Agreement, URI signed an amendment to the confidentiality agreement, agreeing to a mutual non-solicit/non-hire of certain classes of employees of the Company and URI. ~~For more information, see the section titled “Conflicts of Interest—Arrangements with URI and Merger Sub—Confidentiality Agreements.”~~

The information set forth in the thirty-third paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 20 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On December 20, 2024, URI signed a clean team agreement with the Company. ~~For more information, see the section titled “Conflicts of Interest—Arrangements with URI and Merger Sub—Confidentiality Agreements.”~~

The information set forth in the sixty-sixth paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on pages 24 and 25 of the Schedule 14D-9 is hereby amended and supplemented as follows:

During the go-shop period, which ended at 11:59 p.m. Eastern Time on February 17, 2025, representatives of BofA Securities contacted approximately 12 parties in support of the Company Board’s effort to solicit, encourage and otherwise facilitate the submission by third parties of alternative Acquisition Proposals to the Company. The Company entered into confidentiality agreements with two of the 12 parties contacted by BofA Securities, one of which was Herc. Neither confidentiality agreement included a standstill provision. The Company and Herc entered into a confidentiality agreement on January 24, 2025, and from this date forward the Company furnished Herc with non-public information and access to the materials in the VDR accessible to URI and its representatives pursuant to the terms of the URI Merger Agreement.

The information set forth in the sixty-ninth paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 25 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On February 10, 2025, Mr. Silber submitted via email a written proposal (the “Herc Proposal”) to Mr. Engquist for Herc to acquire all of the outstanding Shares for a combination of cash and Herc common stock consisting of (i) $78.75 in cash, without interest, less any applicable withholding of taxes (the “Herc Cash Consideration”), and (ii) a fixed exchange ratio of 0.1287 shares of Herc common stock, without interest, per Share (the “Herc Stock Consideration” and together with the Herc Cash Consideration, the “Herc Merger Consideration”). The Herc Stock Consideration represented a value of $26.25 per share, and the Herc Merger Consideration represented a total value of $105.00 per share, in each case based upon Herc’s 10-day volume-weighted average trading price (“VWAP”) as of February 10, 2025. Mr. Engquist subsequently replied to Mr. Silber via email confirming receipt of the Herc Proposal. The Herc Proposal included a proposed draft of a merger agreement (the “Herc Merger Agreement”) (along with a redline comparison against the URI Merger Agreement). The Herc Proposal did not mention Company management retention or Company management’s purchase of or participation in the equity of the surviving corporation.

The following paragraph is hereby added immediately after the seventy-sixth paragraph under the subsection entitled “(b) Tender Offer and Merger” on page 4 of the Schedule 14D-9:

On or around February 15, 2025, representatives of STB informed Milbank that Herc has agreed to honor the retention and severance arrangements that URI had previously agreed to honor, with certain conforming changes.

The information set forth in the seventy-eighth paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on pages 26 and 27 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Later on February 16, 2025, the Company Board held a special meeting, with members of the Company’s senior management team, Milbank and BofA Securities in attendance, to discuss the Herc Proposal. During the meeting, representatives of BofA Securities reviewed with the Company Board their preliminary financial analysis of the Herc Proposal. Representatives of Milbank then provided an overview of the proposed final Herc Merger Agreement, noting that it contained, among other things, the Company Termination Fee refund concept and a modified restriction on a future acquisition agreement between the Company and URI. Specifically, the Company could negotiate with URI and the Company Board could even recommend against a transaction with Herc in response to those negotiations, but the Company would not be allowed to terminate the Herc Merger Agreement in order to accept a proposal from URI and would instead be required to wait until the outside date included in the Herc Merger Agreement to terminate. The Company Board then discussed the Herc proposal and proposed final Herc Merger Agreement, noting that the total value of the Herc Merger Consideration of $104.89 per Company share (based upon Herc’s 10-day VWAP as of February 14, 2025) was higher than URI’s offer of $92.00 per Company share. During its discussions around Herc’s proposed per share price, the Company Board considered the value of the stock consideration to be received by Company stockholders. The Board also considered the likelihood of completing the Herc transaction, including the lower antitrust risk given the parties’ respective sizes and the “hell or high water” antitrust efforts covenant included in the Herc Merger Agreement. The Board also discussed the potential customer and employee response to a transaction with Herc. After due consideration of and discussion with representatives of Milbank relating to its fiduciary duties, the Company Board unanimously (i) concluded in good faith, after consultation with its financial advisor and outside legal counsel, that the Herc Proposal constitutes a Superior Proposal (as defined in the URI Merger Agreement) and (ii) resolved to terminate the URI Merger Agreement pursuant to the terms of the URI Merger Agreement absent any revision to the terms and conditions of the URI Merger Agreement. Mr. Engquist called Mr. Silber after the meeting to communicate that the Company Board had determined that the Herc Proposal was a Superior Proposal (as defined in the URI Merger Agreement) and that the Company would be notifying URI of the same. Later that day, in accordance with the terms of the URI Merger Agreement, the Company delivered written notice to URI that the Company Board determined that the Herc Proposal constituted a Superior Proposal.

The information set forth in the table under the subsection entitled “(c) Opinion of BofA Securities—Summary of Material Financial Analyses of the Company—Selected Publicly Traded Companies Analysis” on page 35 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Selected Publicly Traded Companies	EV (mm)	EV/Adjusted	EV/Adjusted
		EBITDA 2024A/E	EBITDA 2025E
General Rental (1)
United Rentals, Inc.	$58,202	8.2x	7.9x

Ashtead Group PLC	$37,004	7.8x	7.3x

Herc Holdings Inc. Specialty Rental	$9,329	6.0x	5.5x

Willscot Holdings Corporation	$10,276	9.7x	9.5x

Custom Truck One Source, Inc.	$3,585	10.4x	9.4x

McGrath RentCorp	$3,438	9.9x	9.6x

The information set forth in the first paragraph under the subsection entitled “(c) Opinion of BofA Securities—Summary of Material Financial Analyses of the Company—Discounted Cash Flow Analysis” on pages 36 and 37 of the Schedule 14D-9 is hereby amended and supplemented as follows:

BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years 2025 through 2029 based on the Company Forecasts. BofA Securities calculated terminal values for the Company by applying terminal multiples of 4.0x to 6.0x, which range was selected based on BofA Securities’ professional judgment and experience, to the Company’s 2029 estimated normalized LTM Adjusted EBITDA of $1,190 million, as provided by the Company’s management. The cash flows and terminal values were then discounted to present value as of December 31, 2024, assuming a mid-year convention, using discount rates ranging from 8.50% to 10.00%, which were selected taking into account BofA Securities’ experience and professional judgment and based on an estimate of the Company’s weighted average cost of capital, as estimated by BofA Securities based on its professional judgment and experience. This analysis indicated the following approximate implied per share equity value reference ranges for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

The information set forth in the first paragraph under the subsection entitled “(c) Opinion of BofA Securities—Other Factors—Wall Street Analysts Price Targets” on page 37 of the Schedule 14D-9 is hereby amended and supplemented as follows:

BofA Securities reviewed certain publicly available Wall Street research analysts’ price targets for the Company common stock as of January 13, 2025, which indicated low to high price targets for the Company common stock of $60.00 to $78.00 and a present value of $53.00 to $68.75 (each rounded to the nearest $0.25) when discounted by one year at the Company’s mid-point cost of equity of 13.4%, derived using the capital asset pricing model, as compared to the closing price of the Company common stock on January 13, 2025 of $43.94 per share.~~; and~~

The information set forth in the table under the subsection entitled “(c) Opinion of BofA Securities—Summary of Material Financial Analyses of Herc—Selected Publicly Traded Companies Multiples Comparison” on page 38 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Selected Publicly Traded Companies	EV (mm)	EV/Adjusted EBITDA 2024A/E	EV/Adjusted EBITDA 2025E
General Rental(1)
United Rentals, Inc.	$58,202	8.2x	7.9x

Ashtead Group PLC	$37,004	7.8x	7.3x

H&E Equipment Services Inc.
Specialty Rental	$3,055	4.6x	4.5x

Willscot Holdings Corporation	$10,276	9.7x	9.5x

Custom Truck One Source, Inc.	$3,585	10.4x	9.4x

McGrath RentCorp	$3,438	9.9x	9.6x

The information set forth in the first paragraph under the subsection entitled “(c) Opinion of BofA Securities—Summary of Material Financial Analyses of Herc—Discounted Cash Flow Analysis” on page 39 of the Schedule 14D-9 is hereby amended and supplemented as follows:

BofA Securities performed a discounted cash flow analysis of Herc to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Herc was forecasted to generate during the calendar years 2025 through 2029 based on the Herc Forecasts. BofA Securities calculated terminal values for Herc by applying terminal multiples of 5.0x to 7.0x, which range was selected based on BofA Securities’ professional judgment and experience, to Herc’s 2029 estimated normalized LTM Adjusted EBITDA of $2,166 million, as provided by Herc’s management. The cash flows and terminal values were then discounted to present value as of December 31, 2024, assuming a mid-year convention, using discount rates ranging from 9.00% to 10.50%, which were selected taking into account BofA Securities’ experience and professional judgment and based on an estimate of Herc’s weighted average cost of capital, as estimated by BofA Securities based on its professional judgment and experience. This analysis indicated the following approximate implied per share equity value reference ranges for Herc (rounded to the nearest $0.25), as compared to the closing price of Herc common stock on February 14, 2025:

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the first paragraph under the subsection entitled “(f) Certain Forecasts—Certain Herc Forecasts” on page 53 of the Schedule 14D-9:

Herc management made the following assumptions:

•	Total revenue growth from 2025 to 2029 ranging from approximately 2.5% - 6.5% in the 2025 to 2029 periods, respectively.

•	Adjusted EBITDA margin from 2025 to 2029 ranging from approximately 45% - 46% in the 2025 to 2029 periods, respectively.

•	Average rental fleet growth from 2025 to 2029 ranging from approximately 1.4% - 6.0% in the 2025 to 2029 periods, respectively.

•	Average fleet age from 2025 to 2029 in months ranging from approximately 48.0 – 51.0 in the 2025 to 2029 periods, respectively.

•	Dollar utilization rates from 2025 to 2029 ranging from approximately 42% - 43% in the 2025 to 2029 periods, respectively.

The Herc Forecasts do not include any contribution from the Cinelease business, which is classified as held for sale. Cinelease continues to be actively marketed for sale and Herc expects a transaction to be completed in 2025.

The following financial metrics have been included within the summary table of the Herc Forecasts under the subsection entitled “(f) Certain Forecasts—Certain Herc Forecasts” on page 54 of the Schedule 14D-9:

(Dollars in Millions)	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR
Net Income	$391	$459	$528	$607	$686	15.1%
Unlevered Free Cash Flow(6)	$519	$311	$544	$635	$592	3.4%

(6)

“Unlevered Free Cash Flow” is defined as tax-effected Adjusted EBIT, plus depreciation and amortization, less net capital expenditures, less changes in net working capital, less gain on sale of PP&E and rental equipment, plus other operating cash flows.

The information set forth in the third paragraph under the subsection entitled “(f) Certain Forecasts—Important Information Concerning the Company Forecasts and the Herc Forecasts” on page 54 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Company Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Company Forecasts and the Herc Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or BofA Securities. Accordingly, no reconciliation of the financial measures included in the Company Forecasts or the Herc Forecasts is provided in this Schedule 14D-9.

The subheading “Litigation Related to the URI Merger Agreement” on page 55 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Litigation Related to the URI and Herc Merger Agreements

The following paragraph is hereby added immediately after the first paragraph under the subsection entitled “(h) Legal Proceedings—Litigation Related to the URI Merger Agreement” on page 55 of the Schedule 14D-9:

On March 25, 2025, the complaint in Stewart v. H&E Equipment Services Inc., et al. (Index No. 650617/2025) was amended to make similar allegations regarding the Company’s Schedule 14D-9 (filed March 19, 2025) in connection with the Merger Agreement, seeking the same forms of relief.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2025

H&E EQUIPMENT SERVICES, INC.

By:	/s/ Leslie S. Magee
Name: Leslie S. Magee
Title: Chief Financial Officer and Secretary